September 2, 2025

Zheyuan Liu
Chief Executive Officer
Tantech Holdings Ltd
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province 323000
People   s Republic of China

       Re: Tantech Holdings Ltd
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-36885
Dear Zheyuan Liu:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Note 2 - Summary of Significant Accounting Policies
Financing receivables, net, page F-11

1. Please expand your accounting policy to disclose the methodology used for determining the allowance for credit losses and whether you develop the expected credit loss for the financing receivable and accrued interest on a combined basis or separately. Refer to ASC 326-20-30-1 through 30-10 and ASC 326-20-50-3A through
       50-3D for guidance.
Note 3 - Divestitures, page F-19

2. We note that on December 29, 2023, you sold your 100% equity interest in Jikang
       Energy and Tantech Bamboo for consideration of $0.7 million and recognized a gain of $3.6 million that positively impacted income before income tax for fiscal year 2023 by 38.5%. Please tell us and expand your disclosures to explain why you have not reflected the consideration in your statement of cash flows and the facts and circumstances that led to the recognition of the gain. Confirm that you will provide
 September 2, 2025
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       the disclosures required by ASC 360-10-50-3 and 50-3A for this transaction.
Note 6 - Financing Receivables, net, page F-21

3. We note that you recognized total financing interest income since initiating this service in June 2022 of $5,423,479. It appears that accrued interest is $5,301,903 as of
       December 31, 2024. Please revise your disclosures to clarify the amount of principal and accrued interest outstanding. Reconcile for us your disclosure that the term of the financing receivables is 12 months with the principal and interest due upon maturity, while the majority of accrued interest for the past three fiscal years remain uncollected. As part of your response, provide us with a more comprehensive discussion of the material terms of the factoring agreements with a view towards enhanced disclosures. Tell us how long the principal balance as of December 31,
       2024, has been outstanding. To the extent that the financing receivables have been outstanding longer than the 12-month term, tell us why you continue to recognize the full amount of the receivables as a current asset and whether you have established a nonaccrual policy. Refer to the disclosure requirements in ASC 326-20-50-14 through
       50-17.
General

4. Please disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
       China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
       based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Tayyaba Shafique at 202-551-2110 or Tracey Houser at 202-551-3736
if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any other questions.



                                                            Sincerely,
 September 2, 2025
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                    Division of Corporation Finance
                    Office of Industrial Applications and
                    Services